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UNITED STATES
SECURITIES AND EXCHANGE COMMIS
Washington, D.C. 20549



11016104

VAL
3235-0123
oril 30, 2013
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hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 28 2011

Washington, DC 110

SEC FILE NUMBER
8- 50460

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BROWNSTONE INVESTMENT GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

655 Third Avenue, 23rd Floor
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUGLAS B. LOWEY 212-905-0555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farkouh, Furman & Faccio, LLP
(Name – *if individual, state last, first, middle name*)

460 Park Avenue, 12th Floor	New York	New York	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/15/2011

OATH OR AFFIRMATION

I, **Douglas Lowey**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Brownstone Investment Group, LLC**, as of **December 31, 2010**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Officer

Title



Notary Public

Howard C. Rosenberg
Notary Public, State of New York
No.: 01RO6113108
Qualified in New York County
Commission Expires 7/19/12

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Subordinated Borrowings.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) A reconciliation of net capital per original focus report to net capital.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Farkouh
Furman & Faccio LLP
Certified Public Accountants and Advisors

To the Members of
Brownstone Investment Group, LLC:

We have audited the accompanying statement of financial condition of Brownstone Investment Group, LLC (the "Company") as at December 31, 2010. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Brownstone Investment Group, LLC as at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Farkouh Furman & Faccio LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 25, 2011

460 Park Avenue New York, New York 10022



T 212.245.5900 F 212.586.3240 www.fffcpas.com

BROWNSTONE INVESTMENT GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 2,330,274
Restricted cash	143,260
Securities owned, at fair value	43,218,030
Due from broker	9,746,183
Interest receivable	518,628
Furniture, fixtures and equipment (less $443,804 of depreciation)	814,643
Leasehold improvements (less $67,790 of amortization)	109,700
Prepaid expenses	539,748
Other assets	10,000
Total assets	$ 57,430,466

LIABILITIES AND MEMBERS' EQUITY

Securities sold short, at fair value	$ 31,073,528
Interest payable on securities sold short	495,931
Accounts payable and accrued expenses	4,019,763
Total liabilities	35,589,222
Members' equity	21,841,244
Total liabilities and members' equity	$ 57,430,466

The notes to the statement of financial condition
are made a part hereof.

BROWNSTONE INVESTMENT GROUP, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

AS AT DECEMBER 31, 2010

ORGANIZATION AND NATURE OF BUSINESS:

Brownstone Investment Group, LLC (the "Company") is organized under the laws of the State of New York. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company operates primarily to engage in corporate debt securities transactions solely for its own account. Revenue is derived principally from trading profits executed for the Company's own account.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

METHOD OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting. The accrual basis of accounting recognizes revenues in the accounting period in which revenues are earned regardless of when cash is received, and recognizes expenses in the accounting period in which expenses are incurred regardless of when cash is disbursed.

MANAGEMENT'S USE OF ESTIMATES AND ASSUMPTIONS – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

REVENUE RECOGNITION - Securities transactions and the related revenue are recorded on a trade date basis, which is the day the transaction is executed.

CASH AND CASH EQUIVALENTS – Cash equivalents consist of highly liquid investments with original maturities of three months or less.

SECURITIES – Securities owned and securities sold short are recorded on trade date and are valued at fair value in accordance with FASB ASC 820 as described below. Realized and unrealized gains and losses from securities traded in the normal course of business are reflected in net gain from principal transactions on the statement of income.

FURNITURE, FIXTURES, EQUIPMENT AND DEPRECIATION - Furniture, fixtures and equipment are recorded at cost. Depreciation for financial accounting purposes is computed on the straight-line method over their estimated useful lives of 5 to 7 years.

(Continued)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued):

LEASEHOLD IMPROVEMENTS AND AMORTIZATION - Leasehold improvements are recorded at cost. Amortization is computed over the life of the lease including the renewable option years.

INCOME TAXES – The Company is not subject to income taxes. Taxes, if any, are the responsibility of each individual member. Each member is required to report separately on their income tax return their distributive share of the taxable income or loss of the Company.

MARKETABLE SECURITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS:

The Company used FASB ASC 820, Fair Value Measurements and Disclosures, for fair value measurements and disclosures. FASB ASC 820 defines fair value and establishes a framework for measuring fair value. It also expands the disclosure about the use of fair value to measure assets and liabilities.

The Company has categorized its financial instruments, based on priority of inputs to the valuation technique, into a three-level fair value hierarchy. The fair value gives the highest priority to quoted prices in active markets for identical assets or liabilities (level 1), then to quoted prices for similar assets or liabilities and other observable inputs (level 2) and the lowest priority to unobservable inputs (level 3). If the inputs used to measure financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Securities owned and securities sold short are measured at fair value on a recurring basis. At December 31, 2010, the amounts consist of:

	Securities Owned	Securities Sold Short
Corporate bonds	$ 37,962,982	$ 31,073,528
US Treasury bond	690,818	
Equity securities	4,334,270	
Other	229,960	
	$ 43,218,030	$ 31,073,528

(Continued)

MARKETABLE SECURITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS (Continued):

For corporate bonds and equity securities, fair value is determined by reference to quoted market prices and other observable inputs (level 2). Other observable inputs are inputs that reflect assumptions that market participants would use in pricing the asset based on market data obtained from sources independent of the reporting entity. The other amount in securities owned of $229,960 represents private investments valued using performance measures of comparable marketable assets (level 3).

SECURITIES SOLD SHORT:

The Company has sold securities short that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2010 at fair value, and will incur a loss if the fair value of the securities increases subsequent to December 31, 2010. The Company monitors its positions continuously to reduce the risk of potential loss due to changes in the fair value.

LEASE:

The Company entered into a lease agreement (the "Lease") which commenced on June 2, 2006 and expires in September 2013. The Company has the option to extend the term for an additional five years. In connection with the Lease, the Company obtained an irrevocable letter of credit in favor of the landlord for the required security deposit of $125,235. Restricted cash on the statement of financial condition is cash deposited with the issuer of the letter of credit as collateral. Rent expense for the year ended December 31, 2010 amounted to $290,180.

The future annual lease payments are as follows for the year ended December 31:

2011	$ 267,168
2012	267,168
2013	200,376
Total	$ 734,712

(Continued)

CONCENTRATION OF CREDIT RISK:

At December 31, 2010, all the securities reflected in the statement of financial condition are positions held with one domestic broker. The clearing and depository operations for the Company's security transactions are provided by such broker. At December 31, 2010, due from broker in the statement of financial condition represents the Company's net purchases of securities and cash collateral for its short positions.

During the course of the year ended December 31, 2010, the bank balances on occasion were in excess of the FDIC insurance limit.

RETIREMENT PLAN:

The Company has a 401(k) profit sharing plan for all eligible employees. Contributions to the plan are made at the discretion of the employees and the Company. For the year ended December 31, 2010, the Company did not accrue a profit sharing plan contribution.

NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company had net capital of $11,362,730 which was $11,061,684 in excess of its required net capital of $301,046. The Company's net capital ratio was .40 to 1 at December 31, 2010.

RELATED PARTY TRANSACTIONS:

The Company had an office related expense sharing agreement with a related party that has common ownership and management which was terminated during 2010. The amounts charged to the related party have directly offset the related expenses on the statement of income. Amounts charged for year ended December 31, 2010 were:

Occupancy	$	21,833
Communications		4,715
Office expense		4,963
Total	$	31,511

(Continued)

BROWNSTONE INVESTMENT GROUP, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

AS AT DECEMBER 31, 2010

FURNITURE, FIXTURES AND EQUIPMENT:

The Company's furniture, fixtures, and equipment at December 31, 2010 consist of the following:

Equipment	$ 994,963
Furniture and fixtures	180,944
Artwork	4,763
Software	77,777
Total	1,258,447
Less accumulated depreciation	(443,804)
	$ 814,643

Depreciation expense amounted to $79,225 for the year ended December 31, 2010.

SUBSEQUENT EVENTS:

Subsequent to December 31, 2010, an individual who previously brought an action against the Company that was concluded through a final decision from FINRA arbitration in May 2009 has brought a Complaint attempting to re-litigate the dispute. The Company has been advised by its legal counsel that each of the claims are either time-barred by the applicable statute of limitations or are barred because they have already been resolved in earlier litigation that has reached final decision. The Company believes the Complaint is wholly without merit and intends to contest this case vigorously.

Subsequent to December 31, 2010 and to the date of this report, members withdrew capital of $820,000.

The date to which events occurring after December 31, 2010, the date of the most recent statement of financial condition, have been evaluated for possible adjustment to the financial statements or disclosure is February 25, 2011, which is the date on which the financial statements were available to be issued.

BROWNSTONE INVESTMENT GROUP, LLC

REPORT ON STATEMENT OF
FINANCIAL CONDITION

FOR THE YEAR ENDED
DECEMBER 31, 2010

BROWNSTONE INVESTMENT GROUP, LLC

INDEX

Farkouh
Furman & Faccio LLP
Certified Public Accountants and Advisors

Independent Accountant's Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

To the Members of
Brownstone Investment Group, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Brownstone Investment Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Brownstone Investment Group, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Brownstone Investment Group, LLC's management is responsible for Brownstone Investment Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements record entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ending December 31, 2010, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

460 Park Avenue New York, New York 10022

T 212.245.5900 F 212.586.3240 www.fffcpas.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 25, 2011

BROWNSTONE INVESTMENT GROUP, LLC

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED DECEMBER 31, 2010

	DATE PAID OR FILED	PAYMENTS MADE	ANNUAL ASSESSMENT PER REPORT
SIPC-6 general assessment for the first half of year ended December 31, 2010	July 26, 2010	$ 25,344	
SIPC-7 general assessment for the year ended December 31, 2010	February 8, 2011	17,942	$ 43,286
		$ 43,286	$ 43,286

See the accompanying Independent Accountant's Report.